May 26, 2005

via U.S. Mail

Daniel T. Farrell
President, Secretary and Director
Quincy Gold Corporation
309 Center Street
Hancock, MI 49930

Re:	Quincy Gold Corporation
		Amendment No. 1 to Registration Statement on Form SB-2
      Filed April 28, 2005
	File No. 333-122301

Dear Mr. Farrell:

      We have limited our review of the above filing and your response letter dated May 2, 2005 to only the areas upon which we have issued comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Form SB-2

Selling Shareholders, page 9

1. We note your response to our prior comment 3 in our letter dated
February 28, 2005.  Revise your filing to indicate that Kingsdale
Capital Markets Inc. "is," not "may be deemed to be," an underwriter.

Closing Comments

	Please amend the above filing in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules
460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions relating to the above comments to
Jason Wynn, at (202) 551-3756, or in his absence, to the undersigned at (202) 551-3740. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:  J. Wynn

      via facsimile

      Charles A. Cleveland
      Charles A. Cleveland, P.S.
      (509) 326-1872
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Daniel T. Farrell
Quincy Gold Corporation
May 26, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE